                                                                     EXHIBIT 5.1



                       [LETTERHEAD OF ROGERS & WELLS LLP]


August 6, 1998

Armstrong World Industries, Inc.
313 West Liberty Street
P.O. Box 3001
Lancaster, Pennsylvania 17604-3001

Re:Armstrong World Industries, Inc.
Registration Statement on Form S-3 (File No. 333-6333)
------------------------------------------------------

Ladies and Gentlemen:

We have acted as special New York counsel to Armstrong World Industries, Inc., a Pennsylvania corporation (the "Company"), in connection with the issuance and sale by the Company to the Underwriters (as defined below) of $200 million aggregate principal amount of the Company's 6.35% Senior Notes due 2003 (the "2003 Notes") and $150 million aggregate principal amount of the Company's 6 1/2% Senior Notes due 2005 (the "2005 Notes," and together with the 2003 Notes, the "Senior Notes"). The offering of the Senior Notes is being made pursuant to the Company's Registration Statement on Form S-3 (as amended, and including a prospectus supplement filed pursuant to Rule 424 of the Securities Act of 1933, as amended, the "Registration Statement") which relates to the offer and sale by the Company from time to time of up to $250,000,000 aggregate principal amount of debt securities and $250,000,000 aggregate principal amount of debt securities, common stock, $1.00 par value per share, shares of Class A preferred stock, no par value per share, and depositary shares.

The 2003 Notes are being sold pursuant to that certain Underwriting Agreement (the "2003 Underwriting Agreement"), dated August 6, 1998, by and among Chase Securities Inc., Morgan Stanley & Co. Incorporated, BancAmerica Robertson Stephens and HSBC Securities, Inc. (collectively, the "2003 Underwriters") and the Company. The 2005 Notes are being sold pursuant to that certain Underwriting Agreement (the "2005 Underwriting Agreement" and, together with the 2003 Underwriting Agreement, the "Underwriting Agreements"), dated August 6, 1998, by and among Morgan Stanley & Co. Incorporated, Chase Securities Inc. and J.P. Morgan Securities Inc. (collectively, the "2005 Underwriters" and, together with the 2003 Underwriters, the "Underwriters") and the Company. The Underwriting

Armstrong World Industries, Inc.       2                        August 6, 1998


Agreements incorporate the terms and conditions of the "Underwriting Agreement Standard Provisions - Debt Securities and Preferred Stock," and relate to the purchase by the Underwriters, severally and not jointly, from the Company of the Senior Notes. It is contemplated that the Senior Notes will be issued pursuant to an indenture (the "Indenture"), dated August 6, 1996, between the Company and The Chase Manhattan Bank (formerly known as Chemical Bank), as successor to Mellon Bank, as trustee.

We have examined such documents, records, and matters of law as we have deemed necessary for purposes of this opinion. In examining all such documents, we have assumed the genuineness of all signatures, the authenticity of all documents purporting to be originals, and the conformity to the respective originals of all documents purported to be copies. In rendering the foregoing opinions, we have relied as to certain factual matters upon certificates of officers of the Company, and we have not independently verified the accuracy of the statements contained therein.

Based on such examination and on the assumptions set forth below, we are of the opinion that the Senior Notes have been duly authorized by the Company and, when executed, authenticated, issued and delivered in the manner provided in the Indenture against payment of the consideration therefor specified in the Underwriting Agreements, will be entitled to the benefits of the Indenture, and will be valid and legally binding obligations of the Company, enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy, reorganization, moratorium, insolvency or similar laws affecting creditors' rights generally, including without limitation, applicable fraudulent transfer laws, and general principles of equity, including without limitation, concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether the enforceability of such rights or the availability of such remedies is considered in a proceeding in equity or at law).

The opinion set fourth in this letter relates only to the federal laws of the United States of America and the laws of the State of New York. As to matters of Pennsylvania law relevant to the opinions set forth above, we have relied on the opinion of David D. Wilson, Associate General Counsel of the Company, dated the date hereof a copy of which is filed as Exhibit 5.2 to the Company's Current Report on Form 8-K, and dated August 6, 1998 (the "Form 8-K").

We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion. This opinion has been prepared solely for your use in connection with the filing of the Form 8-K incorporated by reference into the Registration Statement, and should not be quoted in whole or in part or otherwise be referred to, nor otherwise be filed with or furnished to any governmental agency or other person or entity, without our express prior written consent.

Armstrong World Industries, Inc.       3                        August 6, 1998


We hereby consent to the filing of this opinion as an exhibit to the Form 8-K and to the use of our name in the Registration Statement under the caption "Legal Matters." In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Rogers & Wells LLP